UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:  December 31, 2010
☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kid Brands, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

One Meadowlands Plaza, 8th Floor
Address of Principal Executive Office (Street and Number)

East Rutherford, New Jersey 07073
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant refers to its Current Report on Form 8−K filed with the Securities and Exchange Commission on March 15, 2011 (the "8-K") and the press release attached as Exhibit 99.1 thereto, in which the registrant disclosed, among other things, an investigation being conducted by the registrant's Board of Directors (the "Board"), and supervised by a Special Committee of three non-management members of the Board, into import customs duty, and business and staffing practices in Asia of LaJobi, Inc., a subsidiary of the registrant ("LaJobi"). The registrant has made certain determinations with respect to the investigation and is in the process of preparing the registrant's financial statements, which will need to give effect to certain matters recently uncovered in the investigation, including, among other things, an anticipated accrual of approximately $7 million relating to customs duty and related interest charges, and is also assessing whether any other modifications to its draft Annual Report on Form 10-K for the year ended December 31, 2010 (the "10-K") will be necessary as a result of the impact of the investigation.  The investigation was initiated after the Board was made aware of potential issues regarding customs duty paid on products imported into the U.S., while LaJobi was in the process of discussing customs duty issues with U.S. Customs and Border Protection (“U.S. Customs”).  The Board’s investigation has found instances at LaJobi in which incorrect import duties were applied on certain wooden furniture imported from vendors in China, resulting in a violation of anti-dumping regulations.  On the basis of the investigation, the Board concluded that there was misconduct involved on the part of certain LaJobi employees in connection with the incorrect payment of duties, including misidentifying the manufacturer and shipper of products. Effective March 14, 2011, LaJobi’s President, Larry Bivona, and its Managing Director of operations were both terminated from employment.

As described above, the registrant currently estimates that it will incur costs of approximately $7 million relating to customs duty owed and may be assessed a penalty of up to 1x customs duty by U.S. Customs as well as possibly being subject to assessment for additional duties on other items.

The ongoing investigation is also focusing on certain of LaJobi’s business and staffing practices in Asia, and the accuracy of related public disclosure previously made by the registrant.  With respect to this aspect of the investigation, the registrant is still gathering additional facts and assessing appropriate disclosure.  The registrant believes it will be better able to gather additional facts, evaluate the implications thereof and prepare any required disclosure if it has additional time afforded under Rule 12b-25 in which to file the 10-K. The registrant is unable to predict when the Board will complete its work.

The registrant is unable to file the 10-K  by the initial due date without unreasonable effort or expense due to (i) the diversion of resources in connection with the investigation, (ii)  the fact that certain determinations, as discussed above, were made only a few days prior to the initial due date for the 10-K, thereby providing limited time to make appropriate changes to the registrant's financial statements and related disclosures to reflect such determinations and (iii) the fact that the investigation, as described above, is still continuing and additional disclosures may be required as a result of such continuing investigation.

2

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Marc S. Goldfarb	201	405-2454
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant refers to the 8-K (referenced in Part III above) and the press release attached as Exhibit 99.1 thereto, in which the registrant disclosed, among other things, that, while the registrant expects 2010 net sales to exceed its previously disclosed outlook of $267 million, amounts owed to U.S. Customs and other costs and expenses relating to the investigation described in Part III hereto will adversely impact the registrant's reported income.  The registrant also disclosed in the 8-K that it currently estimates that it will incur costs of approximately $7 million relating to customs duty owed and may be assessed a penalty of up to 1x customs duty by U.S. Customs as well as possibly being subject to assessment for additional duties on other items. The registrant requires additional time in order to seek to determine appropriate treatment for matters uncovered by the investigation by the registrant's Board of Directors described in the 8-K.  In addition, the ongoing investigation is also focusing on certain of LaJobi’s business and staffing practices in Asia, and the accuracy of related public disclosure previously made by the registrant. With respect to this aspect of the investigation, the registrant is still gathering additional facts and assessing appropriate disclosure.  The registrant is unable to predict when the Board will complete its work.

3

Kid Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2011	By:	/s/ Marc S. Goldfarb
	Name:	Marc S. Goldfarb
	Title:	Senior Vice President and General Counsel